SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ________________

Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statement of Financial Condition as of December 31, 2002, and Statement of Changes in Plan Equity for the year then ended.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Stock Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION STOCK PLAN COMMITTEE

March 27, 2003	/s/ Kevin P. Heslin Kevin P. Heslin Member, Goodrich Corporation Stock Plan Committee

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Employee Stock Purchase Plan, for the year ended December 31, 2002 with Report of Independent Auditors

Goodrich Corporation Employee Stock Purchase Plan

Audited Financial Statements

Year Ended December 31, 2002

Report of Independent Auditors

Goodrich Corporation
Stock Plan Committee

We have audited the accompanying statement of financial condition of the Goodrich Corporation Employee Stock Purchase Plan as of December 31, 2002, and the related statement of changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Goodrich Corporation Employee Stock Purchase Plan at December 31, 2002, and the changes in plan equity for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Charlotte, North Carolina
March 27, 2003

Goodrich Corporation Employee Stock Purchase Plan

Statement of Financial Condition

December 31, 2002

Asset
Receivable from Goodrich Corporation	$6,479,118

Liability and Equity
Distribution due to Plan participants	6,479,118
Plan equity	—

Total liability and equity	$6,479,118

See accompanying notes to financial statements.

Goodrich Corporation Employee Stock Purchase Plan

Statement of Changes in Plan Equity

Year Ended December 31, 2002

Additions
Participant contributions, net of withdrawals	$6,479,118
Deductions
Due to active Plan participants	(6,479,118)

Change in Plan equity	—
Plan equity at beginning of period	—

Plan equity at end of period	$—

See accompanying notes to financial statements.

Goodrich Corporation Employee Stock Purchase Plan

Notes to Financial Statements
December 31, 2002

1. Description of the Plan

In 2001, the Board of Directors of Goodrich Corporation (the “Company”) adopted the Goodrich Corporation Employee Stock Purchase Plan (the “Plan”). The Plan was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 17, 2001 and became effective as of October 1, 2001. The Stock Plan Committee appointed by the Company’s Board of Directors administers the Plan. There were 2,000,000 shares originally reserved and available for purchase under the Plan, all of which remained available at December 31, 2002.

The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. To participate in the Plan, the individual must be an employee of the Company or any of its designated subsidiaries for at least two months prior to any plan offering.

The offering period begins on January 1st and ends on December 31st of each year. The purchase price per share offered under the Plan for an offering period will be the lesser of 85 percent of the Fair Market Value of a share determined as of the first day of the offering period or 85 percent of the Fair Market Value of a share determined as of the last day of the offering period. The Fair Market Value of a share is defined as the average of the closing prices per share as reflected by composite transactions on the New York Stock Exchange throughout a period of the ten trading days ending on the determination date.

Participant contributions are limited to an annual maximum of $12,000. In addition, shares purchased under the Plan in any single calendar year will be limited to $25,000 based on the Fair Market Value on the first day of the offering period. If this limit is reached, remaining cash balances will be refunded. In the event of an oversubscription of shares, each employee’s subscription will be reduced on a pro rata basis so that the total number of shares subject to subscription does not exceed the maximum number of shares authorized under the Plan and any remaining cash balance will be refunded.

A participant may, at any time and for any reason, cancel the payroll deduction authorization. In such event, the participant may elect either to have the accumulated contributions used to purchase shares or to have the entire balance refunded in cash without interest. Unless the participant terminates employment or withdraws from the Plan 30 days prior to the last day of the offering period, the participant is deemed to have exercised the right to purchase shares as of the last day of the offering period. Plan participants are required to hold the shares for a period of six months from the date of purchase.

The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time without notice, provided that no participant’s then existing rights are adversely affected without his or her consent.

Goodrich Corporation Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2002

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

3. Federal Income Taxes

The Plan is an Employee Stock Purchase Plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to federal income taxes. Substantial tax benefits are allowed to participants with respect to the treatment of stock purchased within the Plan, provided certain holding period requirements are met.

4. Subsequent Event

In January 2003, the 2002 participant contributions, net of withdrawals, were used to purchase 425,978 shares of the Company’s common stock for plan participants.